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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                                 MIM CORPORATION
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                                (Name of Issuer)


                                  Common Stock
     -----------------------------------------------------------------------
                         (Title of Class of Securities)


                                    553044108
                       ----------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement   / /.

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP NO. 553044108             SCHEDULE 13G         PAGE 2 OF 5 PAGES
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 (1) NAME OF REPORTING PERSON:
     SS or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

     E. David Corvese         S.S. ####-##-####
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 (2) CHECK THE APPROPRIATE BOX IF A MEMBER   (a)  / /
     OF A GROUP*                             (b)  /X/
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 (3) SEC USE ONLY

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 (4) CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
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 Number of Shares             (5) SOLE VOTING POWER
 Beneficially                       1,762,106
 Owned by                    ------------------------------------------
 Each Reporting               (6) SHARED VOTING POWER
 Person With:                       0
                             ------------------------------------------
                              (7) SOLE DISPOSITIVE POWER
                                    1,762,106
                             ------------------------------------------
                              (8) SHARED DISPOSITIVE POWER
                                    0
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 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,762,106*
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(10) Check box if the Aggregate Amount in Row (9) Excludes Certain
     Shares*
                  /X/
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(11) Percent of Class Represented by Amount in Row (9)
     9.36%
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(12) Type of Reporting Person
     IN
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                  *SEE INSTRUCTION BEFORE FILLING OUT!
*See Item 4 below.


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CUSIP NO. 553044108             SCHEDULE 13G         PAGE 3 OF 5 PAGES
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ITEM 1.

    (a)  Name of Issuer:

         MIM Corporation, a Delaware corporation
         --------------------------------------------------------------
    (b)  Address of Issuer's Principal Executive Offices:

         100 Clearbrook Road
         Elmsford, NY 10523
         --------------------------------------------------------------


ITEM 2.

    (a)  Name of Person Filing:

         E. David Corvese, an individual
         --------------------------------------------------------------
    (b)  Address of Principal Business Office or, if none, Residence:

         839-C Ministerial Road
         Wakefield, RI 02879
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    (c)  Citizenship:

         United States
         --------------------------------------------------------------
    (d)  Title of Class of Securities:

         Common Stock
         --------------------------------------------------------------
    (e)  CUSIP Number:

         553044108
         --------------------------------------------------------------

ITEM 3.  Not Applicable.

ITEM 4.  Ownership.

         Amount Beneficially Owned:
         1,762,106*
         --------------------------------------------------------------

         *This amount represents the Reporting Person's direct holdings as of the end of the Issuer's most recent fiscal year (December 31, 1999) and represents shares owned directly by the Reporting Person.

         As of December 31, 1998, the Reporting Person held 2,754,056 shares, which included (i) 2,162,106 shares then owned directly by the Reporting Person and (ii) 591,950 shares then issuable upon the exercise of stock options. The amount then owned directly by the Reporting Person also included 300,000 shares subject to options granted by the Reporting Person to Leslie B. Daniels, formerly a member of the Issuer's Board of Directors. On March 31, 1999, Mr. Daniels exercised these options to purchase 300,000 shares from the Reporting Person.


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CUSIP NO. 553044108             SCHEDULE 13G         PAGE 4 OF 5 PAGES
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         On February 9, 1999, the Reporting Person exercised options to purchase from the Issuer an aggregate of 591,950 shares and immediately sold such shares in open market transactions. On the same date, the Reporting Person sold 100,000 shares owned directly in open market transactions.

         Shares reported by the Reporting Person do not include shares directly owned by the Reporting Person's spouse or shares held in trusts of which the Reporting Person is not a beneficiary or trustee. The Reporting Person disclaims beneficial ownership of all such shares.


         Percent of Class:
         **9.36%
         --------------------------------------------------------------

         **Based upon 18,829,198 shares of common stock outstanding as of December 31, 1999, as represented by the Issuer in its Annual Report pursuant to Section 13 of the Securities Exchange Act of 1934 on Form 10-K for the year ended December 31, 1999. This percentage was calculated pursuant to Rule 13d-3(d)(1).

         Number of shares as to which such person had (as of December
         31, 1998):

           (i) sole power to vote or to direct the vote:
               1,762,106
               --------------------------------------------------------
          (ii) shared power to vote or to direct the vote:
               0
               --------------------------------------------------------
         (iii) sole power to dispose or to direct the disposition of:
               1,762,106
               --------------------------------------------------------
          (iv) shared power to dispose or to direct the disposition of:
               0
               --------------------------------------------------------


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CUSIP NO. 553044108             SCHEDULE 13G         PAGE 5 OF 5 PAGES
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ITEM 5.  Ownership of Five Percent or Less of a Class:

         Not Applicable
         --------------------------------------------------------------


ITEM 6.  Ownership of More than Five Percent on Behalf of Another
         Person:

         Not Applicable
         --------------------------------------------------------------


ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
         Company:

         Not Applicable
         --------------------------------------------------------------


ITEM 8.  Identification and Classification of Members of the Group:

         Not Applicable
         --------------------------------------------------------------

ITEM 9.  Notice of Dissolution of Group:

         Not Applicable
         --------------------------------------------------------------

ITEM 10. Certification:

         Not Applicable
         --------------------------------------------------------------



                             SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 15, 2000                      /s/ E. DAVID CORVESE
                                       --------------------------------
                                       E. David Corvese